Exhibit 99.1

SPECIAL MEETING OF SHAREHOLDERS

MAY 1, 2024

REPORT OF VOTING RESULTS

in accordance with section 11.3 of Regulation 51-102 respecting Continuous Disclosure Obligations

Following the special meeting of shareholders of Nouveau Monde Graphite Inc. (the “Corporation”) held on May 1, 2024 (the “Meeting”), we hereby advise you of the results of the votes cast at the Meeting.

1.Mitsui Private Placement

Based on the proxies received and the votes cast at the Meeting, the resolution authorizing, among other things, the Corporation to issue to Mitsui & Co., Ltd. (“Mitsui”) 12,500,000 common shares in the capital of the Corporation (each a “Common Share”), on a private placement basis, at a price of US$2.00 per Common Share and 12,500,000 Common Share purchase warrants of the Corporation (each a “Warrant”), to be settled by the surrender and cancellation of the unsecured convertible note in the principal amount of US$25,000,000 issued to Mitsui on November 8, 2022, was adopted, with the following results:

Votes in Favour	% Votes in Favour	Votes Against	% Votes Against
43,333,378	99.36%	278,086	0.64%

2.Pallinghurst Private Placement

Based on the proxies received and the votes cast at the Meeting, the resolution authorizing, among other things, the Corporation to issue to Pallinghurst Bond Limited (“Pallinghurst”) 6,250,000 Common Shares, on a private placement basis, at a price of US$2.00 per Common Share, and 6,250,000 Warrants, to be settled by the surrender and cancellation of the unsecured convertible note in the principal amount of US$12,500,000 issued to Pallinghurst on November 8, 2022, was adopted by a majority of the votes cast by disinterested shareholders who voted in respect of the resolution present or represented by proxy at the Meeting (excluding the votes attached to, in the aggregate, 12,164,605 Common Shares beneficially owned, or controlled or directed, directly or indirectly, by Pallinghurst, Pallinghurst Graphite International Limited, Mr. Arne H. Frandsen, Mr. Andrew Willis and Mr. Jürgen Köhler), with the following results:

Votes in Favour	% Votes in Favour	Votes Against	% Votes Against
31,165,461	99.11%	281,398	0.89%

3.Mitsui New Control Person Resolution

Based on the proxies received and the votes cast at the Meeting, the resolution to approve the creation of a new control person of the Corporation, being Mitsui, was adopted, with the following results:

Votes in Favour	% Votes in Favour	Votes Against	% Votes Against
43,422,952	99.57%	188,512	0.43%

4.GM New Control Person Resolution

Based on the proxies received and the votes cast at the Meeting, the resolution to approve the creation of a new control person of the Corporation, being General Motors Holdings LLC (“GM Holdings”), a wholly owned subsidiary of General Motors Co., was adopted by a majority of the votes cast by disinterested shareholders who voted in respect of the resolution present or represented by proxy at the Meeting (excluding the votes attached to 12,500,000 Common Shares beneficially owned, or controlled or directed, directly or indirectly, by GM Holdings), with the following results:

Votes in Favour	% Votes in Favour	Votes Against	% Votes Against
30,951,993	99.49%	159,471	0.51%

5.Panasonic New Control Person Resolution

Based on the proxies received and the votes cast at the Meeting, the resolution to approve the creation of a new control person of the Corporation, being Panasonic Holdings Corporation (“Panasonic”), was adopted by a majority of the votes cast by disinterested shareholders who voted in respect of the resolution present or represented by proxy at the Meeting (excluding the votes attached to 12,500,000 Common Shares beneficially owned, or controlled or directed, directly or indirectly, by Panasonic), with the following results:

Votes in Favour	% Votes in Favour	Votes Against	% Votes Against
43,488,962	99.72%	122,502	0.28%